

SECU 07005829 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. W. Towt & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10022 Paseo Montril, #228
(No. and Street)

San Diego (City) CA (State) 92129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. W. Towt (858) 780-0873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200 (Address) Solana Beach, (City) CA (State) 92075 (Zip Code)



SEC MAIL PROCESSING
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Towt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Towt & Associates, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KAREN YAEGER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1643761
SAN DIEGO COUNTY
MY COMM. EXP. FEB. 6, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. TOWT & ASSOCIATES

December 31, 2006

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
R.W. Towt & Associates
San Diego, California

We have audited the accompanying statements of financial condition of R.W. Towt & Associates (an S corporation) as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Towt & Associates as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
February 18, 2007

R.W. TOWT & ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 99	$ 1,540
Clearing deposits	6,839	5,716
Commissions receivable	4,335	0
Prepaid expenses	470	665
Total current assets	11,743	7,921
EQUIPMENT, net	726	1,089
Total assets	$ 12,469	$ 9,010

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 4,550	$ 600
Commissions payable	3,325	68
State tax payable	1,600	800
Total current liabilities	9,475	1,468
STOCKHOLDER'S EQUITY		
Common shares, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	6,000	6,000
Additional paid in capital	38,189	30,989
Accumulated deficit	(41,195)	(29,447)
Total stockholder's equity	2,994	7,542
Total liabilities and stockholder's equity	$ 12,469	$ 9,010

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
STATEMENTS OF OPERATIONS

Years ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions earned	$ 44,264	$ 32,042
EXPENSES		
Commission	40,506	26,578
Trading fees	4,513	2,663
Professional fees	4,950	4,175
Regulatory fees	3,394	2,755
Office	1,048	0
Depreciation	363	0
Penalties	245	162
Bank charges	193	132
Repairs	0	150
Licenses and permits	0	25
	55,212	36,640
Operating loss	(10,948)	(4,598)
Income tax provision	800	800
Net loss	$ (11,748)	$ (5,398)

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (11,748)	$ (5,398)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	363	0
(Increase) decrease in assets:		
Clearing deposits	(1,123)	2,725
Commissions receivable	(4,335)	0
Prepaid expenses	195	(250)
Increase (decrease) in liabilities:		
Accounts payable	3,950	132
Commissions payable	3,257	68
State tax payable	800	(838)
Net cash used by operating activities	(8,641)	(3,561)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	0	(1,089)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid in capital	7,200	6,184
(Decrease)/increase in cash	(1,441)	1,534
Cash at beginning of the year	1,540	6
Cash at end of the year	$ 99	$ 1,540

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$ 0
Taxes paid	$ 0

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended December 31, 2006 and 2005

	Common stock		Additional		Total
	Number of shares	Amount	paid in capital	Accumulated deficit	stockholder's equity
Balance at December 31, 2004	1,000	$ 6,000	$ 24,805	$ (24,049)	$ 6,756
Additional paid in capital			6,184		6,184
Net loss				(5,398)	(5,398)
Balance at December 31, 2005	1,000	6,000	30,989	(29,447)	7,542
Additional paid in capital			7,200		7,200
Net loss				(11,748)	(11,748)
Balance at December 31, 2006	1,000	$ 6,000	$ 38,189	$ (41,195)	$ 2,994

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years ended December 31, 2006 and 2005

There were no liabilities subordinated to the claim of general creditors as of December 31, 2006 and 2005.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

R.W. Towt & Associates (the "Company"), a California corporation, was formed in 2003 and is a licensed securities broker-dealer under the jurisdiction of the National Association of Securities Dealers (NASD). It is qualified to do business in California and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii). The Company's prospective clients are located in Southern California.

The significant accounting policies utilized by the Company are as follows:

Revenue recognition

Commission revenues are recorded on a trade date basis. The majority of commission receivable as of December 31, 2006 is due from Emmett A. Larkin Co., Inc.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash at December 31, 2006 and 2005 is principally in checking and clearing accounts. There were no cash equivalents.

Equipment

Equipment is recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is an S Corporation. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of $1,798 and $5,788, respectively, and a net capital requirement of $5,000 (See Note E).

NOTE C: CLEARING AGREEMENT

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with Emmett A. Larkin, Inc. (the "clearing broker") and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. There was no off-balance sheet exposure as of December 31, 2006 and 2005. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

NOTE D: ADDITIONAL PAID IN CAPITAL

The principal shareholder invested $7,200 and $6,184 in the Company in 2006 and 2005, respectively, in the form of cash.

NOTE E: SUBSEQUENT EVENT

In February, 2007, the decline of the net capital below the minimum amount was brought to the Company's attention and immediate steps were taken to remedy the situation. Since then, the Company has complied with its minimum capital requirement.

R.W. TOWT & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

For the years ended December 31, 2006 and 2005

	2006	2005
Total stockholder's equity	$ 2,994	$ 7,542
Deduct shareholder's equity not allowable	0	0
Total stockholder's equity qualified for net capital	2,994	7,542
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	1,196	1,754
Net capital before haircuts on securities positions	1,798	5,788
Less: Haircuts on securities	0	0
Undue concentration	0	0
Net capital	$ 1,798	$ 5,788

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2006

Minimum net capital requirement (6.67% of current liabilities)	$ 632	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for year ended December 31, 2006	1,798	
Net capital requirement	5,000	
Net capital deficiency	(3,202)	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 851

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 9,475
Total aggregate indebtedness	$ 9,475
Ratio: Aggregate indebtedness to net capital	5.27

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2006

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Total stockholder's equity	$ 6,938	$ 2,994	$ 3,944
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	6,938	2,994	3,944
Total non-allowable liabilities	0	0	0
Total non-allowable assets	0	1,196	(1,196)
Net capital before haircuts on securities positions	6,938	1,798	5,140
Haircuts on securities	0	0	0
Undue concentration	0	0	0
Net capital	$ 6,938	$ 1,798	$ 5,140

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (6,917)
Increase in commissions earned	6,608
Increase in professional fees	(4,550)
Increase in trading fees	(2,272)
Increase in depreciation expense	(363)
Decrease in salaries expense	8,430
Increase in regulatory fees	(195)
Increase in office expense	(2)
Increase in commissions expense	(11,687)
Increase in state tax expense	(800)
Net loss, audited report	(11,748)
Capital stock	6,000
Additional paid in capital	38,189
Accumulated deficit, December 31, 2005	(29,447)
Total stockholder's equity	$ 2,994

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2006

	Dealer's Unaudited Report 12/31/2006	Audited Report 12/31/2006	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment (net)	0	726	(726)
Prepaid expenses	0	470	(470)
Total non-allowable assets	$ 0	$ 1,196	$ (1,196)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 0	$ 632	$ (632)
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended December 31, 2006	$ 6,938	$ 1,798	$ 5,140
Net capital requirement	5,000	5,000	0
Excess (deficient) net capital	$ 1,938	$ (3,202)	$ 5,140

The difference of $5,140 is due to the difference of net loss and non-allowables explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2006 and 2005

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

R.W. TOWT & ASSOCIATES
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2006 and 2005

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
R.W. Towt & Associates
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of R.W. Towt & Associates (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. However, we noted that the Company kept its accounting records on the cash basis. As a result, certain liabilities were not accrued and the Company did not realize that its net capital fell below the minimum required during the year. Management took the necessary steps to remedy the situation as soon as the matter was brought to their attention. The aforementioned condition was considered in determining the nature, timing, and extent of the procedures to be performed in the audit of the financial statements of R.W. Towt & Associates for the year ended December 31, 2006, and this report does not affect our report thereon dated February 18, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reitel & Randall

Rushall, Reital & Randall
Solana Beach, California
February 18, 2007

END